Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces second quarter and year to date results

    AURORA, ON, August 6, 2008 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today reported financial results for the second quarter and six months ended June 30, 2008.

    <<
    -------------------------------------------------------------------------
                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                           JUNE 30,              JUNE 30,
                                  ---------------------- --------------------
                                       2008       2007       2008       2007
                                       ----       ----       ----       ----

    Sales                         $   6,713  $   6,731  $  13,335  $  13,154

    Operating income              $     319  $     377  $     605  $     682

    Net income                    $     227  $     262  $     434  $     480

    Diluted earnings per share    $    1.98  $    2.35  $    3.75  $    4.32

    -------------------------------------------------------------------------
    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
    -------------------------------------------------------------------------
    >>


    THREE MONTHS ENDED JUNE 30, 2008
    --------------------------------
    We posted sales of $6.7 billion for the second quarter ended June 30, 2008, substantially unchanged over the second quarter of 2007. Increases in our European and Rest of World production sales were offset by reductions in North American production sales, complete vehicle assembly sales and tooling, engineering and other sales.
    During the second quarter of 2008, our North American and European average dollar content per vehicle increased 2% and 23% respectively, over the second quarter of 2007. Also, during the second quarter of 2008, North American vehicle production declined 14% while European vehicle production was essentially unchanged, each compared to the second quarter of 2007.
    Complete vehicle assembly sales decreased 1% to $1.054 billion for the second quarter of 2008 compared to $1.064 billion for the second quarter of 2007, while complete vehicle assembly volumes declined 28% to 39,726 units compared to the second quarter of 2007.
    During the second quarter of 2008, operating income was $319 million, net income was $227 million and diluted earnings per share were $1.98. Operating income decreased $58 million, net income decreased $35 million, and diluted earnings per share decreased $0.37, each compared to the second quarter of 2007.
    During the three months ended June 30, 2008, we generated cash from operations before changes in non cash operating assets and liabilities of $483 million, and invested $279 million in non cash operating assets and liabilities. Total investment activities for the second quarter of 2008 were $366 million, including $187 million in fixed asset additions, $97 million to purchase subsidiaries and an $82 million increase in investments and other assets.
    During the second quarter ended June 30, 2008, we purchased for cancellation 1.9 million Class A Subordinate Voting Shares for cash consideration of $134 million, pursuant to the terms of our normal course issuer bid program.

    SIX MONTHS ENDED JUNE 30, 2008
    ------------------------------
    We posted sales of $13.3 billion for the six months ended June 30, 2008, an increase of 1% over the six months ended June 30, 2007. Increases in our European and Rest of World production sales were partially offset by reductions in North American production sales, complete vehicle assembly sales, and tooling, engineering and other sales.
    During the six months ended June 30, 2008, North American and European average dollar content per vehicle increased 4% and 22%, respectively, each over the comparable six-month period in 2007. During the six months ended
June 30, 2008, North American and European vehicle production declined 12% and 1%, respectively, each from the comparable six-month period in 2007.
    Complete vehicle assembly sales decreased 1% to $2.140 billion for the six months ended June 30, 2008 compared to $2.168 billion for the six months ended June 30, 2007, while complete vehicle assembly volumes declined 28% to 83,272 units compared to the first six months of 2007.
    During the six months ended June 30, 2008, operating income was $605 million, net income was $434 million and diluted earnings per share were $3.75. Operating income decreased $77 million, net income decreased
$46 million, and diluted earnings per share decreased $0.57, each compared to the first six months of 2007.
    During the six months ended June 30, 2008, we generated cash from operations before changes in non cash operating assets and liabilities of $925 million, and invested $497 million in non cash operating assets and liabilities. Total investment activities for the first six months of 2008 were $534 million, including $315 million in fixed asset additions, $105 million to purchase subsidiaries, and a $114 million increase in investments and other assets.
    During the first six months of 2008, we purchased for cancellation
3.5 million Class A Subordinate Voting Shares for cash consideration of
$247 million, pursuant to the terms of our normal course issuer bid program.
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2008 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDENDS
    ---------
    Today, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2008. The dividend of U.S. $0.36 per share is payable on September 15, 2008 to shareholders of record on August 29, 2008.

    2008 OUTLOOK
    ------------
    We have significantly reduced our expectations for 2008 light vehicle production volumes in North America. For the full year 2008, we now expect light vehicle production volumes of approximately 13.2 million units in North America and approximately 15.6 million units in Europe. Consequently, we expect consolidated sales to be between $24.3 billion and $25.6 billion for full year 2008. Full year 2008 average dollar content per vehicle is expected to be between $850 and $880 in North America and between $485 and $510 in Europe. We expect full year 2008 complete vehicle assembly sales to be between $3.5 billion and $3.8 billion.
    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $850 million to $900 million.
    In our 2008 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 82,000 employees in 241 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Wednesday, August 6, 2008 at 5:00 p.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-734-8592. The number for overseas callers is 1-212-231-2900. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday afternoon prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726 7035.

    For teleconferencing questions, please contact Karin Kaminski at 905-726
    7103.
    -------------------------------------------------------------------------


    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2008 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at August 6, 2008.

    OVERVIEW
    -------------------------------------------------------------------------
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2008, we had 241 manufacturing divisions and 62 product development and engineering centres in 23 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------
    The North American automotive industry has continued to deteriorate in 2008, in terms of both vehicle sales and production. In recent months, the rate of decline in vehicle sales has accelerated, particularly in the United States, as a result of a weakening U.S. economy, rising fuel prices, and tightening credit availability, among other factors. In addition, the North American automotive industry has experienced a rapid shift in consumer preferences away from many light trucks in favour of more fuel-efficient vehicles. The declining sales and segment shifts have resulted in high inventory levels on a number of vehicles, OEM announcements of capacity reductions and significant production cuts. We currently anticipate that the North American automotive industry will experience continued weak vehicle production in the second half of 2008.
    Some of the factors that have negatively impacted all of our OEM customers, particularly rising fuel prices and the resulting shift away from many light trucks, have had a more severe impact on our largest OEM customers in North America since they derive a greater proportion of their sales from light trucks. While overall North American vehicle production volumes declined 14% in the second quarter of 2008 compared to the second quarter of 2007, General Motors ("GM"), Chrysler and Ford vehicle production declined by 27%, 18% and 15%, respectively. The lower production levels in North America at our largest OEM customers negatively impacted our sales and earnings once again in the second quarter of 2008, as our content on a number of their light truck programs is higher than our consolidated average dollar content per vehicle in North America. Given our expectations for continued weak vehicle production in North America in the second half of the year, we expect our sales and earnings to continue to be negatively impacted for the remainder of 2008.
    Over the past two decades we have diversified our geographic sales, initially by growing our business in Western Europe and more recently by doing so in other markets, including Eastern Europe, Asia, South America and Africa. As a result, we have become less dependent on the North American market for our consolidated sales and profits. For the first time, our sales and operating income in Europe exceeded those in North America, and in addition, Rest of World sales and operating income continued to increase.
    During the second quarter of 2008, we posted sales of $6.7 billion, essentially unchanged from the second quarter of 2007. Increases in our European and Rest of World production sales were offset by reductions in North American production sales, complete vehicle assembly sales and tooling, engineering and other sales. During the second quarter of 2008, North American and European average dollar content per vehicle increased 2% and 23%, respectively, over the second quarter of 2007, while North American vehicle production declined 14% and European vehicle production remained essentially unchanged, each compared to the second quarter of 2007.
    Operating income for the second quarter of 2008 decreased 15% or $58 million to $319 million from $377 million for the second quarter of 2007. Excluding the unusual items recorded in the second quarters of 2008 and 2007 (see "Unusual Items" below), operating income for the second quarter of 2008 decreased $85 million or 21%. The decrease in operating income was primarily due to decreased margins earned as a result of significantly lower production volumes on certain programs in North America, decreased margins earned on lower volumes for certain assembly programs, operational inefficiencies and other costs at certain facilities, downsizing costs primarily in North America, as well as incremental customer price concessions. These factors were partially offset by an increase in operating income due to the currency translation, favourable settlement on research and development incentives, favourable revaluation of warranty accruals, productivity improvements at certain divisions, additional margins earned on the launch of new programs during or subsequent to the second quarter of 2007, lower incentive compensation and lower stock compensation related to restricted shares.
    Net income for the second quarter of 2008 decreased 13% or $35 million to $227 million from $262 million for the second quarter of 2007. The decrease in net income was a result of the decrease in operating income partially offset by lower income taxes.
    Diluted earnings per share for the second quarter of 2008 decreased 16% or $0.37 to $1.98 from $2.35 for the second quarter of 2007 as a result of the decrease in net income combined with an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to the Class A Subordinate Voting Shares issued in 2007 in connection with the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines, a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna. This increase was partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid ("SIB"), which was fully completed in 2007, as well as our ongoing Normal Course Issuer Bid ("NCIB").

    UNUSUAL ITEMS
    -------------------------------------------------------------------------
    During the three months and six months ended June 30, 2008 and 2007, we recorded certain unusual items as follows:

    <<
                                    2008                      2007
                        ---------------------------  ------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------

    Impairment
     charges(1)          $   (9)  $   (7) $ (0.06) $   (22) $   (14) $ (0.12)
    Restructuring
     charges(1)               -        -        -      (14)     (10)   (0.09)
    -------------------------------------------------------------------------
    Total second quarter
     and year to date
     unusual items       $   (9)  $   (7) $ (0.06) $   (36) $   (24) $ (0.21)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring and Impairment Charges

        (a)   For the six months ended June 30, 2008

              During the second quarter of 2008, we recorded asset impairments of $5 million relating to specific assets at a seating systems facility in North America and $4 million relating to specific assets at an interior systems facility in Europe.

        (b)   For the six months ended June 30, 2007

              During the second quarter of 2007, we recorded an asset impairment of $22 million relating to specific assets at a powertrain systems facility in the United States.

              During the second quarter of 2007, we incurred restructuring and rationalization charges of $10 million relating to two facilities in North America and $4 million relating to one facility in Europe.
    >>


    CAPITAL TRANSACTIONS
    -------------------------------------------------------------------------
    On November 12, 2007, we commenced an NCIB to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at June 30, 2008, we had purchased for cancellation
6.0 million Class A Subordinate Voting Shares for an aggregate purchase price of $453 million, of which 1.9 million shares were purchased during the second quarter of 2008 for an aggregate purchase price of $134 million. The NCIB will expire on November 11, 2008, unless extended by us prior to that time.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure considerations, legislative changes, and environmental emissions standards and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our customers and our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, remain substantially unchanged in respect of the second quarter ended June 30, 2008, except that the decline in North American production volumes of our largest customers may be more rapid than previously anticipated and such decline is expected to negatively impact our results for the remainder of 2008.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    <<
    Average Foreign Exchange

                                  For the three months    For the six months
                                       ended June 30,       ended June 30,
                                  ---------------------   -------------------
                                     2008   2007 Change   2008   2007 Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals U.S.
     dollars                        0.991  0.913  +  8%  0.994  0.884  + 13%
    1 euro equals U.S. dollars      1.562  1.348  + 16%  1.530  1.330  + 15%
    1 British pound equals U.S.
     dollars                        1.970  1.986  -  1%  1.974  1.970      -
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2008
    -------------------------------------------------------------------------

    Sales
                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              3.479      4.057      - 14%
      Europe                                     4.251      4.254          -
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     858  $     840      +  2%
      Europe                                 $     500  $     405      + 23%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                        $   2,986  $   3,408      - 12%
        Europe                                   2,126      1,723      + 23%
        Rest of World                              148        100      + 48%
      Complete Vehicle Assembly                  1,054      1,064      -  1%
      Tooling, Engineering and Other               399        436      -  8%
    -------------------------------------------------------------------------
    Total Sales                              $   6,713  $   6,731          -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 12% or $422 million to $3.0 billion for the second quarter of 2008 compared to $3.4 billion for the second quarter of 2007. This decrease in production sales reflects a 14% decrease in North American vehicle production volumes partially offset by a 2% increase in our North American average dollar content per vehicle. More importantly, during the second quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the second quarter of 2007. While North American vehicle production volumes declined 14% in the second quarter of 2008 compared to the second quarter of 2007, GM, Chrysler and Ford vehicle production declined 27%, 18% and 15%, respectively. The pick-up truck and SUV vehicle segments, in which GM, Ford and Chrysler have relatively larger market share, have experienced severe declines in production.
    Our average dollar content per vehicle grew by 2% or $18 to $858 for the second quarter of 2008 compared to $840 for the second quarter of 2007 primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange, our average dollar content per vehicle decreased primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:

        -  GM's full-sized pickups and SUVs;
        -  the Ford F-Series SuperDuty;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Dodge Ram;
        -  the Dodge Nitro;
        -  the Saturn Outlook, Buick Enclave and GMC Acadia;
        -  the Chevrolet Trailblazer, GMC Envoy and Buick Rainier;
        -  the Hummer H3;
        -  the Ford Edge and Lincoln MKX;
        -  the Chrysler Sebring, Dodge Avenger and Dodge Stratus; and
        -  the Chrysler 300 and 300C, and Dodge Charger and Magnum;
    - programs that ended production during or subsequent to the second quarter of 2007, including:
        -  the Chrysler Pacifica; and
        -  the Pontiac Grand Prix; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the second quarter of 2007, including:
        -  the Dodge Grand Caravan and Chrysler Town & Country;
        -  the Dodge Journey;
        -  the Ford Flex;
        -  the Jeep Liberty;
        -  the Cadillac CTS; and
        -  the Ford Econoline;
    -   increased production and/or content on certain programs, including:
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ; and
        -  the Ford Escape, Mercury Mariner and Mazda Tribute; and
    - acquisitions completed subsequent to the second quarter of 2007, including the acquisition of a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation ("Ogihara") in May 2008.

    External Production Sales - Europe

    External production sales in Europe increased 23% or $403 million to $2.1 billion for the second quarter of 2008 compared to $1.7 billion for the second quarter of 2007. This increase in production sales reflects a 23% increase in our European average dollar content per vehicle.
    Our average dollar content per vehicle grew by 23% or $95 to $500 for the second quarter of 2008 compared to $405 for the second quarter of 2007, primarily as a result of:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes-Benz C-Class;
        -  the MINI Clubman; and
        -  the Volkswagen Transporter/Multivan; and
    - the launch of new programs during or subsequent to the second quarter of 2007, including the Volkswagen Tiguan.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the MINI Cooper; and
        -  the BMW X3;
    - programs that ended production during or subsequent to the second quarter of 2007, including the Chrysler Voyager;
    - the sale of certain facilities during or subsequent to the second quarter of 2007; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 48% or $48 million to $148 million for the second quarter of 2008 compared to $100 million for the second quarter of 2007. The increase in production sales is primarily as a result of:

    - the launch of new programs during or subsequent to the second quarter of 2007 in South Africa, Korea and China;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales          $   1,054  $   1,064      -  1%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
         Saab 9(3) Convertible                  31,413     36,436      - 14%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and
         Jeep Commander                          8,313     18,916      - 56%
    -------------------------------------------------------------------------
                                                39,726     55,352      - 28%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 1% or $10 million to $1.05 billion for the second quarter of 2008 compared to $1.06 billion for the second quarter of 2007 while assembly volumes decreased 28% or 15,626 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; and
    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Chrysler 300, Jeep Commander and Grand Cherokee.

    These factors were partially offset by an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 8% or $37 million to $399 million for the second quarter of 2008 compared to $436 million for the second quarter of 2007.
    In the second quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the Mazda 6;
    -   the MINI Cooper, Clubman, Crossman;
    -   the Mercedes-Benz C-Class;
    -   the Renault Trafic and Nissan Primastar;
    -   the Suzuki XL7;
    -   GM's full-size pickups;
    -   the BMW X3;
    -   the Audi A5;
    -   the Honda Pilot; and
    -   the Porsche Boxster.

    In the second quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford Flex;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Cadillac STS; and
    -   the Mazda 6.
    >>

    In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

    Gross Margin

    Gross margin decreased $77 million to $895 million for the second quarter of 2008 compared to $972 million for the second quarter of 2007 and gross margin as a percentage of total sales decreased to 13.3% for the second quarter of 2008 compared to 14.4% for the second quarter of 2007. The unusual items discussed in the "Unusual Items" section above negatively impacted gross margin as a percentage of total sales in the second quarter of 2007 by 0.2%. Excluding these unusual items, the 1.3% decrease in gross margin as a percentage of total sales was primarily as a result of:

    <<
    - lower gross margin earned as a result of a significant decrease in production volumes for certain programs, substantially in North America;
    - operational inefficiencies and other costs at certain facilities, in particular at certain interior systems facilities in North America;
    -   downsizing costs primarily in North America; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    -   a favourable settlement on research and development incentives;
    -   a favourable revaluation of warranty accruals; and
    -   improvements as a result of prior years' restructuring activities.

    Depreciation and Amortization

    Depreciation and amortization costs increased 9% or $18 million to $228 million for the second quarter of 2008 compared to $210 million for the second quarter of 2007. The increase in depreciation and amortization was primarily as a result of:

    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    - the launch of new programs during or subsequent to the second quarter of 2007.

    These factors were partially offset by:

    - the sale or disposition of certain facilities subsequent to the second quarter of 2007; and
    - the write-down of certain assets during or subsequent to the second quarter of 2007.
    >>

    Selling, General and Administrative ("SG&A")

    SG&A expense as a percentage of sales was 5.4% for the second quarter of 2008, compared to 5.6% for the second quarter of 2007. SG&A expense decreased 4% or $14 million to $364 million for the second quarter of 2008 compared to $378 million for the second quarter of 2007. Excluding the unusual items discussed in the "Unusual Items" section above, SG&A decreased by $12 million. The strengthening of the Canadian dollar and euro, each against the U.S. dollar, resulted in a significant increase in our reported U.S. dollar SG&A expense. Despite the effect of foreign exchange, SG&A expense decreased primarily as a result of:

    <<
    -   reduced spending at certain facilities;
    - reduced stock compensation costs related to accelerated restricted share agreements in the second quarter of 2007;
    -   lower incentive compensation; and
    - the sale or disposition of certain facilities during or subsequent to the second quarter of 2007.

    These factors were partially offset by higher infrastructure costs related to programs that launched during or subsequent to the second quarter of 2007.

    Earnings before Interest and Taxes ("EBIT")(1)

                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    North America                            $     141  $     262     -  46%
    Europe                                         145         96     +  51%
    Rest of World                                   13          5     + 160%
    Corporate and Other                              5          1     + 400%
    -------------------------------------------------------------------------
    Total EBIT                               $     304  $     364     -  16%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the second quarters of 2008 and 2007 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                        For the three months
                                                           ended June 30,
                                                       ----------------------
                                                             2008       2007
    -------------------------------------------------------------------------
    North America
      Impairment charges                                $      (5) $     (22)
      Restructuring charges                                     -        (10)
    -------------------------------------------------------------------------
                                                               (5)       (32)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                       (4)         -
      Restructuring charges                                     -         (4)
    -------------------------------------------------------------------------
                                                               (4)        (4)
    -------------------------------------------------------------------------
                                                        $      (9) $     (36)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    (1) EBIT is defined as income from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest income.
    >>

    North America

    EBIT in North America decreased 46% or $121 million to $141 million for the second quarter of 2008 compared to $262 million for the second quarter of 2007. Excluding the North American unusual items discussed in the "Unusual Items" section above, the $148 million decrease in EBIT was primarily as a result of:

    <<
    - lower earnings as a result of a significant decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain facilities, in particular at certain interior systems facilities;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   a favourable settlement on research and development incentives;
    -   productivity and efficiency improvements at certain facilities;
    - incremental margin earned on new programs that launched during or subsequent to the second quarter of 2007;
    - incremental margin earned as a result of increased production volumes for certain programs;
    -   lower affiliation fees paid to corporate; and
    -   lower incentive compensation.

    Europe

    EBIT in Europe increased 51% or $49 million to $145 million for the second quarter of 2008 compared to $96 million for the second quarter of 2007. Excluding the European unusual items discussed in the "Unusual Items" section above, the $49 million increase in EBIT was primarily as a result of:

    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
    -   a favourable revaluation of warranty accruals;
    - productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;
    - the sale and/or closure of certain divisions subsequent to the second quarter of 2007;
    -   lower employee profit sharing; and
    - increased margins earned on production programs that launched during or subsequent to the second quarter of 2007.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    -   operational inefficiencies and other costs at certain facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    Rest of World

    Rest of World EBIT increased $8 million to $13 million for the second quarter of 2008 compared to $5 million for the second quarter of 2007 primarily as a result of:

    - additional margin earned on the increase in production sales discussed above; and
    - improved operating efficiencies at certain facilities, primarily in China.

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT increased $4 million to $5 million for the second quarter of 2008 compared to $1 million for the second quarter of 2007 primarily as a result of:

    - decreased stock compensation costs as discussed in the "SG&A" section above;
    - decreased consulting fees related to a purchasing initiative in the second quarter of 2007; and
    -   lower incentive compensation.

    These factors were partially offset by a decrease in affiliation fees earned from our divisions.

    Interest Income, net

    During the second quarter of 2008, we earned net interest income of $15 million, compared to $13 million for the second quarter of 2007. The $2 million increase in net interest income is as a result of:

    - an increase in interest income earned, including interest earned on the net cash received from the Arrangement; and
    - a reduction in interest expense, primarily as a result of the repayment in January 2008 of the fourth series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").
    >>

    Operating Income

    Operating income decreased 15% or $58 million to $319 million for the second quarter of 2008 compared to $377 million for the second quarter of 2007. This decrease in operating income is the result of the decrease in EBIT partially offset by the increase in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 29.8% for the second quarter of 2008 compared to 30.7% for the second quarter of 2007. In the second quarters of 2007 and 2008, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section above. Excluding the unusual items, our effective income tax rate decreased to 29.6% for the second quarter of 2008 compared to 30.9% for the second quarter of 2007. The decrease in the effective income tax rate is primarily as a result of a decrease in income tax rates in Canada and Germany.

    Net Income

    Net income decreased by 13% or $35 million to $227 million for the second quarter of 2008 compared to $262 million for the second quarter of 2007. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

    <<
    Earnings per Share

                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                  $    2.01  $    2.40      - 16%
      Diluted                                $    1.98  $    2.35      - 16%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      113.1      109.1      +  4%
      Diluted                                    115.5      112.0      +  3%
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share decreased 16% or $0.37 to $1.98 for the second quarter of 2008 compared to $2.35 for the second quarter of 2007. Excluding the unusual items, discussed in the "Unusual Items" section above, diluted earnings per share for the second quarter of 2008 decreased $0.52 from the second quarter of 2007 as a result of a decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the quarter.
    The increase in the weighted average number of diluted shares outstanding was primarily the result of Class A Subordinate Voting Shares that were issued in the third quarter of 2007 related to the Arrangement partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our SIB, which was fully completed in 2007, as well as our ongoing NCIB.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the second quarter of 2008 was 17.2%, compared to 22.3% for the second quarter of 2007. The unusual items discussed in the "Unusual Items" section above negatively impacted ROFE in the second quarter of 2008 by 0.5% and negatively impacted ROFE in the second quarter of 2007 by 2.2%.
    Excluding these unusual items, the 6.8% decrease in ROFE was as a result of the decrease in EBIT, as described above, combined with a $600 million increase in average funds employed for the second quarter of 2008 compared to the second quarter of 2007. The increase in our average funds employed was primarily as a result of:

    <<
    - the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    -   an increase in our average investment in working capital; and
    - an increase in our long-term investments due to the reclassification of asset-backed commercial paper ("ABCP") as discussed in the "Cash Resources" section below.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Net income                               $     227  $     262
    Items not involving current cash flows         256        241
    -------------------------------------------------------------------------
                                                   483        503  $     (20)
    Changes in non-cash operating assets
     and liabilities                              (279)      (221)
    -------------------------------------------------------------------------
    Cash provided from operating activities  $     204  $     282  $     (78)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $20 million to $483 million for the second quarter of 2008 compared to $503 million for the second quarter of 2007. The decrease in cash flow from operations was due to a $35 million decrease in net income, as discussed above, partially offset by a $15 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

    <<
                                                        For the three months
                                                           ended June 30,
                                                       ----------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    Depreciation and amortization                       $     228  $     210
    Long-lived asset impairments                                9         22
    Equity income                                             (10)        (2)
    Future income taxes and non-cash portion of
     current taxes                                             (4)       (19)
    Other non-cash charges                                     33         30
    -------------------------------------------------------------------------
    Items not involving current cash flows              $     256  $     241
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    Cash invested in non-cash operating assets and liabilities amounted to $279 million for the second quarter of 2008 compared to $221 million for the second quarter of 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

                                                        For the three months
                                                           ended June 30,
                                                       ----------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    Accounts receivable                                 $     (20) $    (117)
    Inventory                                                 (81)        (8)
    Prepaid expenses and other                                (80)         1
    Accounts payable and other accrued liabilities            (35)      (109)
    Income taxes payable                                      (58)        18
    Deferred revenue                                           (5)        (6)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets
     and liabilities                                    $    (279) $    (221)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The increase in inventory in the second quarter of 2008 was primarily due to an increase in tooling inventory related to programs launching during or subsequent to the second quarter of 2008. The increase in prepaid expenses and other was primarily due to the deferral of buy-down payments made to employees of our powertrain systems facility in Syracuse, which are being amortized over the term of the collective bargaining agreement. The decrease in income taxes payable was primarily due to a favourable settlement on research and development incentives and the amount of income tax instalments.

    <<
    Capital and Investment Spending

                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Fixed assets                             $    (187) $    (137)
    Other assets                                   (82)       (10)
    -------------------------------------------------------------------------
    Fixed and other assets additions              (269)      (147)
    Purchase of subsidiaries                       (97)         -
    Proceeds from disposals                         19         12
    -------------------------------------------------------------------------
    Cash used in investing activities        $    (347) $    (135) $    (212)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed and other assets additions

    In the second quarter of 2008 we invested $187 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2008 was for manufacturing equipment for programs that launched during the second quarter of 2008, or will be launching subsequent to the second quarter of 2008.
    In the second quarter of 2008, we invested $82 million in other assets related primarily to fully reimbursable planning and engineering costs for programs that will be launching during or subsequent to 2008.

    Purchase of subsidiaries

    During the second quarter of 2008, we acquired a stamping and sub-assembly facility from Ogihara in Birmingham, Alabama. We also were the successful bidder to acquire a substantial portion of exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The total consideration for these acquisitions was $99 million, consisting of $97 million paid in cash and $2 million of assumed debt.

    Proceeds from disposal

    Proceeds from disposal in the second quarter of 2008 and 2007 were $19 million and $12 million, respectively, which represent normal course fixed and other asset disposals.

    <<
    Financing

                                               For the three months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Repayments of debt                       $     (16) $      (5)
    Issues of debt                                  27         54
    Issues of Class A Subordinate
     Voting Shares                                   -         19
    Repurchase of Class A Subordinate
     Voting Shares                                (134)         -
    Cash dividends paid                            (40)       (26)
    -------------------------------------------------------------------------
    Cash used in financing activities        $    (163) $      42  $    (205)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The repayments of debt in the second quarter of 2008 include the repayment of government debt in Europe.
    The issues of debt relate primarily to increases in bank indebtedness in Rest of World.
    During the second quarter of 2007, we received cash proceeds of $19 million on the exercise of stock options for Class A Subordinate Voting Shares.
    During the second quarter of 2008, we purchased 1.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $134 million in relation to our NCIB, as discussed above.
    The increase in cash dividends paid was the result of an increase in the dividend per Class A Subordinate Voting or Class B Share to $0.36 for the second quarter of 2008 compared to $0.24 for the second quarter of 2007.

    <<
    Financing Resources

                                                 As at      As at
                                               June 30,  December
                                                  2008   31, 2007     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                      $     111  $     89
      Long-term debt due within one year           304       374
      Long-term debt                               339       337
    -------------------------------------------------------------------------
                                                   754       800
    Shareholders' equity                         8,817     8,642
    -------------------------------------------------------------------------
    Total capitalization                     $   9,571  $  9,442  $      129
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization increased by $129 million to $9.57 billion at June 30, 2008 compared to $9.44 billion at December 31, 2007. The increase in capitalization was a result of a $175 million increase in shareholders' equity, partially offset by a $46 million decrease in liabilities.
    The decrease in liabilities is primarily as a result of the repayment of the fourth series of our senior unsecured notes related to the NVG acquisition.

    <<
    The increase in shareholders' equity was primarily as a result of:

    - net income earned during the first six months of 2008 (as discussed above); and
    - a $60 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2007 and June 30, 2008.

    These factors were partially offset by:

    - the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
    -   dividends paid during the first six months of 2008.
    >>

    Cash Resources

    During the first six months of 2008, our cash resources decreased by $434 million to $2.5 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available.
    In addition, at June 30, 2008, we held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1
(High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. At June 30, 2008, the carrying value of this investment was Cdn$104 million (December 31, 2007 -
Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of our 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.
    During the first quarter of 2008, we recorded a $17 million impairment charge related to our investment in ABCP due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

    <<
    - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and
    - the widening of market credit spreads as a result of deterioration in credit markets during the quarter.
    >>

    We did not record an adjustment to the carrying value of our investment during the second quarter of 2008, however, continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP, which could impact our earnings.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at August 6, 2008 were exercised or converted:

    <<
    Class A Subordinate Voting and Class B Shares                112,587,062
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              2,935,590
    -------------------------------------------------------------------------
                                                                 116,619,241
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinated Debentures are currently redeemable at our option.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2008 that are outside the ordinary course of our business. Refer to our MD&A included in our 2007 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $21 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

    <<
    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2008
    -------------------------------------------------------------------------

    Sales

                                                For the six months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              6.966      7.886      - 12%
      Europe                                     8.447      8.503      -  1%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     866  $     836      +  4%
      Europe                                 $     487  $     398      + 22%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                        $   6,035  $   6,595      -  8%
        Europe                                   4,111      3,380      + 22%
        Rest of World                              269        187      + 44%
      Complete Vehicle Assembly                  2,140      2,168      -  1%
      Tooling, Engineering and Other               780        824      -  5%
    -------------------------------------------------------------------------
    Total Sales                              $  13,335  $  13,154      +  1%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 8% or $560 million to $6.0 billion for the six months ended June 30, 2008 compared to $6.6 billion for the six months ended June 30, 2007. This decrease in production sales reflects a 12% decrease in North American vehicle production volumes partially offset by a 4% increase in our North American average dollar content per vehicle. More importantly, during the first half of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the first half of 2007. While North American vehicle production volumes declined 12% in the first six months of 2008 compared to the first six months of 2007, GM and Chrysler vehicle production declined 22% and 16%, respectively. The pick-up truck and SUV vehicle segments, in which GM, Ford and Chrysler have relatively larger market share, have experienced the most severe decline in production.
    Our average dollar content per vehicle grew by 4% or $30 to $866 for the six months ended June 30, 2008 compared to $836 for the six months ended
June 30, 2007 primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange our average dollar content per vehicle decreased primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-sized pickups and SUVs;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Saturn Outlook and GMC Acadia;
        -  the Hummer H3;
        -  the Dodge Nitro;
        -  the Chevrolet Trailblazer, GMC Envoy and Buick Rainier; and
        -  the Ford F-Series SuperDuty;
    - programs that ended production during or subsequent to the six months ended June 30, 2007, including:
        -  the Chrysler Pacifica; and
        -  the Saturn ION; and
        -  incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the six months ended June 30, 2007, including:
        -  the Dodge Grand Caravan and Chrysler Town & Country;
        -  the Dodge Journey;
        -  the Jeep Liberty;
        -  the Ford Escape, Mercury Mariner and Mazda Tribute;
        -  the Buick Enclave;
        -  the Cadillac CTS;
        -  the Ford Flex; and
        -  the Ford Econoline;
    -   increased production and/or content on certain programs, including:
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ; and
        -  the BMW X5; and
    - acquisitions completed subsequent to the first six months of 2007, including the acquisition of a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara in May 2008.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 22% or $731 million to $4.1 billion for the six months ended June 30, 2008 compared to $3.4 billion for the six months ended June 30, 2007. This increase in production sales reflects a 22% increase in our European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.
    Our average dollar content per vehicle grew by 22% or $89 to $487 for the six months ended June 30, 2008 compared to $398 for the six months ended
June 30, 2007, primarily as a result of:

    <<
    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes-Benz C-Class;
        -  the Volkswagen Transporter/Multivan;
        -  the smart fortwo;
        -  the Porsche Cayenne and Volkswagen Touareg; and
        -  the Volkswagen Caddy; and
    - the launch of new programs during or subsequent to the first six months of 2007, including:
        -  the Volkswagen Tiguan; and
        -  the MINI Clubman;.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the MINI Cooper; and
        -  the BMW X3;
    - programs that ended production during or subsequent to the first six months of 2007, including the Chrysler Voyager;
    - the sale of certain facilities during or subsequent to the first six months of 2007; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 44% or $82 million to $269 million for the six months ended June 30, 2008 compared to $187 million for the six months ended June 30, 2007. The increase in production sales is primarily a result of:

    - the launch of new programs during or subsequent to the six months ended June 30, 2007 in South Africa, China and Korea;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                                For the six months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $   2,140  $   2,168      -  1%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:                              64,294     74,673      - 14%
        BMW X3, Mercedes-Benz E-Class and
         G-Class, and Saab 9(3) Convertible
      Value-Added:                              18,978     41,448      - 54%
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                                83,272    116,121      - 28%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly sales decreased 1% or $28 million to $2.140 billion for the six months ended June 30, 2008 compared to $2.168 billion for the six months ended June 30, 2007 while assembly volumes decreased 28% or 32,849 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    <<
    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; and
    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Chrysler 300, Jeep Commander and Grand Cherokee.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 5% or $44 million to $780 million for the six months ended June 30, 2008 compared to $824 million for the six months ended June 30, 2007.
    In the six months ended June 30, 2008, the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   the Mazda 6;
    -   the MINI Cooper, Clubman and Crossman;
    -   the Mercedes-Benz C-Class;
    -   the Audi A5;
    -   the Peugeot A58;
    -   the Renault Trafic and Nissan Primastar;
    -   the Ford F-Series; and
    -   the Suzuki XL7.

    In the six months ended June 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW X3;
    -   the Ford Flex;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Mazda 6;
    -   the Ford F-Series;
    -   the Cadillac STS; and
    -   the Audi A5.

    In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

    EBIT

                                                For the six months
                                                   ended June 30,
                                               --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    North America                            $     288  $     408
    Europe                                         264        216
    Rest of World                                   20         10
    Corporate and Other                             (1)        26
    -------------------------------------------------------------------------
    Total EBIT                               $     571  $     660      - 13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the six-month periods ended June 30, 2008 and 2007 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                          For the six months
                                                             ended June 30,
                                                         --------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    North America
      Impairment charges                                $      (5) $     (22)
      Restructuring charges                                     -        (10)
    -------------------------------------------------------------------------
                                                               (5)       (32)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                       (4)         -
      Restructuring charges                                     -         (4)
    -------------------------------------------------------------------------
                                                               (4)        (4)
    -------------------------------------------------------------------------
                                                        $      (9) $     (36)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    North America

    EBIT in North America decreased 29% or $120 million to $288 million for the six months ended June 30, 2008 compared to $408 million for the six months ended June 30, 2007. Excluding the North American unusual items discussed in the "Unusual Items" section above, EBIT decreased $147 million, primarily as a result of:

    <<
    - lower earnings as a result of a significant decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain facilities, in particular at certain interior systems and powertrain facilities;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   a favourable settlement on research and development incentives;
    - incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2007;
    -   productivity and efficiency improvements at certain facilities;
    - incremental margin earned as a result of increased production volumes for certain programs;
    -   lower affiliation fees paid to corporate; and
    -   lower incentive compensation.

    Europe

    EBIT in Europe increased 22% or $48 million to $264 million for the six months ended June 30, 2008 compared to $216 million for the six months ended June 30, 2007. Excluding the European unusual items discussed in the "Unusual Items" section above, EBIT increased by $48 million, primarily as a result of:

    - incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2007;
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
    - operational improvements at certain facilities, in particular at certain interior systems facilities;
    -   a favourable revaluation of warranty accruals;
    -   lower employee profit sharing and incentive compensation;
    - incremental margin earned on higher volumes for certain production programs; and
    - the sale and/or closure of certain underperforming divisions during or subsequent to the first six months of 2007.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   operational inefficiencies and other costs at certain facilities;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    Rest of World

    EBIT in Rest of World increased $10 million to $20 million for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. EBIT increased primarily as a result of:

    - additional margin earned on the increase in production sales discussed above; and
    - improved operating efficiencies at certain facilities, primarily in China.
    >>

    These factors were partially offset by a decrease in equity income earned on our 41% interest in Shin Young Metal Ind. Co. and costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT declined $27 million to a loss of $1 million for the six months ended June 30, 2008 compared to earnings of $26 million for the six months ended June 30, 2007. The decrease in EBIT was primarily as a result of:

    <<
    - the impairment of our investment in ABCP as discussed in the "Cash Resources" section above;
    -   a decrease in affiliation fees earned from our divisions; and
    -   higher charitable donations.
    >>

    These factors were partially offset by decreased stock compensation costs as discussed in the SG&A section above.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
    There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Sales                          $  6,713   $  6,731   $ 13,335   $ 13,154
    -------------------------------------------------------------------------
    Cost of goods sold                5,818      5,759     11,602     11,339
    Depreciation and
     amortization                       228        210        447        413
    Selling, general and
     administrative             7       364        378        723        728
    Interest income, net                (15)       (13)       (34)       (22)
    Equity income                       (10)        (2)       (17)        (8)
    Impairment charges          2         9         22          9         22
    -------------------------------------------------------------------------
    Income from operations
     before income taxes                319        377        605        682
    Income taxes                         92        115        171        202
    -------------------------------------------------------------------------
    Net income                          227        262        434        480
    Other comprehensive
     income:                   10
      Net unrealized gains on
       translation of net
       investment
       in foreign operations             10        245         60        301
      Repurchase of shares      8       (17)         -        (32)         -
      Net unrealized gains
       (losses) on cash flow
       hedges                            19         (2)         6          -
      Reclassifications of net
       losses (gains) on cash
       flow hedges to net income          3         (1)        (2)         4
    -------------------------------------------------------------------------
    Comprehensive income           $    242   $    504   $    466   $    785
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   2.01   $   2.40   $   3.81   $   4.40
      Diluted                      $   1.98   $   2.35   $   3.75   $   4.32
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.36   $   0.24   $   0.72   $   0.43
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B
      Shares outstanding during
       the period (in millions):
        Basic                         113.1      109.1      114.0      109.0
        Diluted                       115.5      112.0      116.3      111.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period                     $  3,647   $  3,970   $  3,526   $  3,773
    Net income                          227        262        434        480
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                     (41)       (26)       (82)       (47)
    Repurchase of Class A
     Subordinate Voting Shares  8       (53)         -        (98)         -
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                        $  3,780   $  4,206   $  3,780   $  4,206
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $    227   $    262   $    434   $    480
    Items not involving
     current cash flows                 256        241        491        438
    -------------------------------------------------------------------------
                                        483        503        925        918
    Changes in non-cash
     operating assets and
     liabilities                       (279)      (221)      (497)      (371)
    -------------------------------------------------------------------------
                                        204        282        428        547
    INVESTMENT ACTIVITIES
    Fixed asset additions              (187)      (137)      (315)      (262)
    Purchase of subsidiaries    4       (97)         -       (105)       (46)
    Increase in investments
     and other assets                   (82)       (10)      (114)       (30)
    Proceeds from disposition            19         12         25         27
    -------------------------------------------------------------------------
                                       (347)      (135)      (509)      (311)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                  (16)        (5)       (83)       (61)
    Issues of debt                       27         54         20         77
    Issues of Class A
     Subordinate Voting Shares            -         19          -         23
    Repurchase of Class A
     Subordinate Voting Shares         (134)         -       (247)         -
    Dividends                           (40)       (26)       (81)       (47)
    -------------------------------------------------------------------------
                                       (163)        42       (391)        (8)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    (6)        91         38        120
    -------------------------------------------------------------------------
    Net (decrease) increase in
     cash and cash equivalents
     during the period                 (312)       280       (434)       348
    Cash and cash equivalents,
     beginning of period              2,832      1,953      2,954      1,885
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,520   $  2,233   $  2,520   $  2,233
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                       June 30,  December 31,
                                              Note        2008          2007
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                         $  2,520      $  2,954
    Accounts receivable                                  4,484         3,981
    Inventories                                          1,861         1,681
    Prepaid expenses and other                             223           154
    -------------------------------------------------------------------------
                                                         9,088         8,770
    -------------------------------------------------------------------------
    Investments                                  3         260           280
    Fixed assets, net                                    4,313         4,307
    Goodwill                                     4       1,269         1,237
    Future tax assets                                      296           280
    Other assets                                           531           469
    -------------------------------------------------------------------------
                                                      $ 15,757      $ 15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                 $    111      $     89
    Accounts payable                                     3,853         3,492
    Accrued salaries and wages                             554           544
    Other accrued liabilities                    5       1,018           911
    Income taxes payable                                    58           248
    Long-term debt due within one year                     304           374
    -------------------------------------------------------------------------
                                                         5,898         5,658
    -------------------------------------------------------------------------
    Deferred revenue                                        50            60
    Long-term debt                                         339           337
    Other long-term liabilities                            406           394
    Future tax liabilities                                 247           252
    -------------------------------------------------------------------------
                                                         6,940         6,701
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                8
      Class A Subordinate Voting Shares
       (issued: 111,860,233; December 31, 2007
        - 115,344,184)                                   3,597         3,708
      Class B Shares
       (convertible into Class A Subordinate
        Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                          9          58            58
    Retained earnings                                    3,780         3,526
    Accumulated other comprehensive income      10       1,382         1,350
    -------------------------------------------------------------------------
                                                         8,817         8,642
    -------------------------------------------------------------------------
                                                      $ 15,757      $ 15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company's 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2007 annual consolidated financial statements, except the Company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, "Inventories", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2008 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007.

    2.  IMPAIRMENT CHARGES

        During the second quarter of 2008, the Company recorded asset impairments of $9 million ($7 million after tax) relating to certain assets in the United States and the United Kingdom.

        During the second quarter of 2007, the Company recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

    3.  INVESTMENTS

        At June 30, 2008, the Company held Canadian third party asset-backed commercial paper ("ABCP') with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents. At
        June 30, 2008, the carrying value of this investment was Cdn$104 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of the Company's 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

        During the first quarter of 2008, the Company recorded a $17 million impairment charge due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

        - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and
        - the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

        The Company did not record an adjustment to the carrying value of its investment during the second quarter of 2008, however, continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company's investment in ABCP, which could impact the Company's earnings.

    4.  ACQUISITIONS

        On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

        On June 16th, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Product Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

        The total consideration for these acquisitions was $99 million, consisting of $97 million paid in cash and $2 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $18 million.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

    5.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                            2008        2007
        ---------------------------------------------------------------------
        Balance, beginning of period                  $      103  $       94
        Expense, net                                          10           3
        Settlements                                          (11)         (6)
        Acquisition                                            -           1
        Foreign exchange and other                             3           1
        ---------------------------------------------------------------------
        Balance, March 31,                                   105          93
        (Income) expense, net                                (17)          8
        Settlements                                            4          (7)
        Foreign exchange and other                             1           9
        ---------------------------------------------------------------------
        Balance, June 30                              $       93  $      103
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                      Three months ended   Six months ended
                                           June 30,            June 30,
                                      ------------------- -------------------
                                          2008      2007      2008      2007
        ---------------------------------------------------------------------
        Defined benefit pension plans
         and other                    $      2  $      5  $      7  $     11
        Termination and long service
         arrangements                        7         4        16        10
        Retirement medical benefits
         plan                                4         4         7         6
        ---------------------------------------------------------------------
                                      $     13  $     13  $     30  $     27
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    7.  STOCK BASED COMPENSATION

        (a) Incentive Stock Option Plan

        The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                          2008                             2007
            -------------------------------- --------------------------------
             Options outstanding              Options outstanding
            ---------------------            ---------------------
                                  Number of                        Number of
                                    options                          options
            Number of   Exercise   exercis-  Number of   Exercise   exercis-
              options   price (i)      able    options   price (i)      able
    -------------------------------------------------------------------------
    Beginning
     of
     period 2,942,203      82.66  2,912,877  4,087,249      77.45  3,811,336
    Granted     5,000      74.50          -          -          -          -
    Exercised  (1,230)     55.00     (1,230)   (74,082)     63.21    (74,082)
    Cancelled (10,000)     97.47    (10,000)    (7,306)     73.64     (4,400)
    Vested          -          -     10,326          -          -     55,443
    -------------------------------------------------------------------------
    March
     31     2,935,973      82.61  2,911,973  4,005,861      77.72  3,788,297
    Granted         -          -          -     40,000      88.87          -
    Exercised    (383)     55.00       (383)  (590,008)     64.08   (590,008)
    Cancelled       -          -          -   (366,686)     69.78   (361,641)
    Vested          -          -      1,000          -          -     29,000
    -------------------------------------------------------------------------
    June
     30     2,935,590      82.62  2,912,590  3,089,167      81.41  2,865,648
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                      Three months ended   Six months ended
                                           June 30,            June 30,
                                      ------------------- -------------------
                                          2008      2007      2008      2007
        ---------------------------------------------------------------------
        Risk free interest rate              -     4.36%     3.56%     4.36%
        Expected dividend yield              -     1.00%     2.02%     1.00%
        Expected volatility                  -       22%       22%       22%
        Expected time until exercise         -   4 years   4 years   4 years
        ---------------------------------------------------------------------

        Weighted average fair value
         of option granted or modified
         in period (Cdn$)             $      -  $  19.35  $  13.65  $  19.35
        ---------------------------------------------------------------------

        Compensation expense recorded
         in selling, general and
         administrative expenses      $      -  $      1  $      -  $      2
        ---------------------------------------------------------------------

        (b) Long-term retention program

        Information about the Company's long-term retention program is as follows:

                                                        June 30, December 31,
                                                           2008         2007
        ---------------------------------------------------------------------
        Class A Subordinate Voting Shares awarded
         and not released                               823,477      893,541
        ---------------------------------------------------------------------

        Reduction in stated value of Class A
         Subordinate Voting Shares                   $       51   $       55
        ---------------------------------------------------------------------

        Unamortized compensation expense recorded
         as a reduction of shareholder's equity      $       33   $       36
        ---------------------------------------------------------------------

        Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2008 was $2 million (2007 - $13 million), and $4 million (2007 - $14 million), respectively.

    8.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2008 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                     ------------------------
                                                      Number of       Stated
                                                         shares        value
        ---------------------------------------------------------------------
        Issued and outstanding at December 31,
         2007                                       115,344,184  $     3,708
        Repurchase and cancellation (b)              (1,555,900)         (51)
        Issued under the Incentive Stock Option Plan      1,230            -
        Issued under the Dividend Reinvestment Plan       2,477            -
        Release of restricted stock                           -            4
        Repurchase (b)                                        -           (2)
        ---------------------------------------------------------------------
        Issued and outstanding at March 31, 2008    113,791,991  $     3,659
        Repurchase and cancellation (b)              (1,938,830)         (63)
        Issued under the Incentive Stock Option
         Plan                                               383            -
        Issued under the Dividend Reinvestment Plan       6,689            1
        ---------------------------------------------------------------------
        Issued and outstanding at June 30, 2008     111,860,233  $     3,597
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) On November 8, 2007, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") relating to the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit ("RSU") and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company (the "Bid"), representing approximately 9.9% of its public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737, for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, for purchases on the New York Stock Exchange.

            During the three months ended June 30, 2008 and March 31, 2008, the Company purchased for cancellation 1.9 million and
            1.6 million Class A Subordinate Voting Shares, respectively, for aggregate cash consideration of $134 million and $111 million, respectively. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $53 million and $45 million, respectively, was charged to retained earnings.

            During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company's restricted stock unit program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 6, 2008 were exercised or converted:


            Class A Subordinate Voting and Class B Shares        112,587,062
            Subordinated Debentures (i)                            1,096,589
            Stock options (ii)                                     2,935,590
            -----------------------------------------------------------------
                                                                 116,619,241
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    9.  CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                           2008         2007
        ---------------------------------------------------------------------
        Stock-based compensation
          Balance, beginning of period               $       55   $       62
          Stock-based compensation expense                    2            2
          Exercise of options                                 -           (1)
          Release of restricted stock                        (4)          (3)
        ---------------------------------------------------------------------
          Balance, March 31,                                 53           60
          Stock-based compensation expense                    2           14
          Exercise of options                                 -           (3)
          Exercise of stock appreciation rights               -          (11)
          Release of restricted stock                         -           (6)
        ---------------------------------------------------------------------
          Balance, June 30,                                  55           54
        Holders' conversion option                            3            3
        ---------------------------------------------------------------------
                                                     $       58   $       57
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    10. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                      Three months ended   Six months ended
                                           June 30,            June 30,
                                      ------------------- -------------------
                                          2008      2007      2008      2007
        ---------------------------------------------------------------------
        Accumulated net unrealized
         gains on translation of net
         investment in foreign
         operations
          Balance, beginning of
           period                     $  1,395  $    870  $  1,360  $    814
          Repurchase of shares
           (note 8)                        (17)        -       (32)        -
          Net unrealized gains on
           translation of net
           investment in foreign
           operations                       10       245        60       301
        ---------------------------------------------------------------------
        Balance, end of period           1,388     1,115     1,388     1,115
        ---------------------------------------------------------------------

        Accumulated net unrealized
         (loss) gain on cash flow
         hedges
          Balance, beginning of
           period(i)                       (28)        4       (10)        -
          Net unrealized gains
           (losses) on cash flow
           hedges(ii)                       19        (2)        6         -
          Reclassifications of net
           losses (gains) on cash
           flow hedges to net
           income (iii)                      3        (1)       (2)        4
          Adjustment for change in
           accounting policy(iv)             -         -         -        (3)
        ---------------------------------------------------------------------
            Balance, end of period          (6)        1        (6)        1
        ---------------------------------------------------------------------
        Total accumulated other
         comprehensive income         $  1,382  $  1,116  $  1,382  $  1,116
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) Net of income tax benefit of $12 million for the three months ended June 30, 2008 (2007 - expense $2 million). Net of income tax benefit of $4 million for the six months ended June 30, 2008.
        (ii) Net of income taxes of $8 million for the three months ended June 30, 2008 (2007 - benefit $1 million). Net of income taxes of $2 million for the six months ended June 30, 2008.
        (iii) Net of income taxes of $1 million for the three months ended June 30, 2008 (2007 - $nil). Net of income tax benefit of
              $1 million for the six months ended June 30, 2008 (2007 - expense $2 million).
        (iv) Net of income tax benefit of $1 million for the six months ended June 30, 2007.

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $3 million (net of income taxes of $1 million).

    11. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                        June 30, December 31,
                                                           2008         2007
        ---------------------------------------------------------------------
        Liabilities
          Bank indebtedness                          $      111   $       89
          Long term debt due within one year                304          374
          Long term debt                                    339          337
        ---------------------------------------------------------------------
                                                            754          800
        Shareholders' equity                              8,817        8,642
        ---------------------------------------------------------------------
        Total capitalization                         $    9,571   $    9,442
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                       7.9%         8.5%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    12. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                        June 30, December 31,
                                                           2008         2007
            -----------------------------------------------------------------
            Held for trading
              Cash and cash equivalents              $    2,520   $    2,954
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Severance investments                  $       11   $       10
              Investment in ABCP                            103          121
            -----------------------------------------------------------------
                                                     $      114   $      131
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and Receivables
              Accounts receivable                    $    4,484   $    3,981
              Long-term receivables included in
               other assets                                  97          128
            -----------------------------------------------------------------
                                                     $    4,581   $    4,109
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                      $      111   $       89
              Accounts payable                            3,853        3,492
              Accrued salaries and wages                    554          544
              Other accrued liabilities                   1,018          911
              Income taxes payable                           58          248
              Long-term debt (including portion due
               within one year)                             643          711
            -----------------------------------------------------------------
                                                     $    6,237   $    5,995
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            Fair value information is not readily determinable for the Company's investment in ABCP. At June 30, 2008, the carrying value of the Company's investment in ABCP is not materially different from the estimated fair value (note 3).

            Long-term debt

            The fair values of the Company's long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held to maturity investments includes an investment in ABCP (note 3). Given the continuing uncertainties regarding:
            (i) the value of the underlying assets; (ii) the amount and timing of cash flows; and (iii) the successful restructuring of the ABCP, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government, corporation or major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, the Company's three largest customers are rated as below investment grade by credit rating agencies, and in the event that they are unable to satisfy their financial obligations or seek protection from their creditors, the Company may incur additional expenses as a result of such credit exposure.

            For the three months ended June 30, 2008, sales to the Company's five largest customers represented 77% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company's exposure to overdue accounts receivable does not represent a material credit risk to the Company.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at June 30, 2008, this foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

    13. SEGMENTED INFORMATION

                                              Three months ended
                                                 June 30, 2008
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,533   $  1,438              $  1,008
          United States               1,371      1,314                 1,005
          Mexico                        465        408                   366
          Eliminations                 (183)         -                     -
        ---------------------------------------------------------------------
                                      3,186      3,160   $    141      2,379
        Europe
          Euroland                    2,913      2,852                 1,183
          Great Britain                 322        319                    92
          Other European countries      261        219                   159
          Eliminations                  (75)         -                     -
        ---------------------------------------------------------------------
                                      3,421      3,390        145      1,434
        Rest of World                   172        156         13        172
        Corporate and Other             (66)         7          5        328
        ---------------------------------------------------------------------
        Total reportable segments  $  6,713   $  6,713   $    304      4,313
        Current assets                                                 9,088
        Investments, goodwill and
         other assets                                                  2,356
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Three months ended
                                                 June 30, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales    EBIT(i)        net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,828   $  1,755              $  1,102
          United States               1,589      1,550                 1,031
          Mexico                        388        343                   368
          Eliminations                 (139)         -                     -
        ---------------------------------------------------------------------
                                      3,666      3,648   $    262      2,501
        Europe
          Euroland                    2,515      2,475                 1,017
          Great Britain                 304        304                    88
          Other European countries      217        195                   135
          Eliminations                  (41)         -                     -
        ---------------------------------------------------------------------
                                      2,995      2,974         96      1,240
        Rest of World                   121        106          5        135
        Corporate and Other             (51)         3          1        230
        ---------------------------------------------------------------------
        Total reportable segments  $  6,731   $  6,731   $    364      4,106
        Current assets                                                 8,290
        Investments, goodwill and
         other assets                                                  2,136
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 14,532
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                               Six months ended
                                                 June 30, 2008
                                     ----------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  3,120   $  2,939              $  1,008
          United States               2,760      2,653                 1,005
          Mexico                        914        806                   366
          Eliminations                 (349)         -                     -
        ---------------------------------------------------------------------
                                      6,445      6,398   $    288      2,379

        Europe
          Euroland                    5,684      5,569                 1,183
          Great Britain                 642        639                    92
          Other European countries      513        436                   159
          Eliminations                 (139)         -                     -
        ---------------------------------------------------------------------
                                      6,700      6,644        264      1,434
        Rest of World                   313        284         20        172
        Corporate and Other            (123)         9         (1)       328
        ---------------------------------------------------------------------
        Total reportable segments  $ 13,335   $ 13,335   $    571      4,313
        Current assets                                                 9,088
        Investments, goodwill and
         other assets                                                  2,356
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                   Six months ended
                                                     June 30, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales    EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada                   $  3,511   $  3,377              $  1,102
          United States               3,064      2,985                 1,031
          Mexico                        729        638                   368
          Eliminations                 (274)         -                     -
        ---------------------------------------------------------------------
                                      7,030      7,000   $    408      2,501

        Europe
          Euroland                    5,078      4,993                 1,017
          Great Britain                 590        589                    88
          Other European countries      406        366                   135
          Eliminations                  (84)         -                     -
        ---------------------------------------------------------------------
                                      5,990      5,948        216      1,240
        Rest of World                   229        202         10        135
        Corporate and Other             (95)         4         26        230
        ---------------------------------------------------------------------
        Total reportable segments  $ 13,154   $ 13,154   $    660      4,106
        Current assets                                                 8,290
        Investments, goodwill and
         other assets                                                  2,136
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 14,532
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

       (i) EBIT represents operating income before interest income or expense.

    14. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>